October 30, 2018

Division of Corporation Finance
Office of Telecommunications
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:    AMC Networks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 2, 2018
File No. 001-35106

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated October 22, 2018, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 of AMC Networks Inc. (“we”, the “Company” or “AMC Networks”) filed on March 1, 2018 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.

For reference purposes, the text of the Staff’s October 22, 2018 letter has been reproduced in this letter with the Company’s responses directly following the reproduced text.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Content licensing revenue, page 7

1. We note your response to prior comment one. Please revise your disclosure to clarify that you consider each season of an episodic series to be a distinct unit of content and that you typically deliver all episodes of a season for a series concurrently. Reference ASC 606-10-50-12.

Company Response:
Beginning with the September 30, 2018 Quarterly Report on Form 10-Q, the Company will revise its disclosure to clarify that each season of an episodic series is considered to be a distinct unit of content and that all episodes of a season for a series are typically delivered concurrently. The Company will revise its disclosure as follows (changes marked in bold):

Content licensing revenue: The Company licenses its original programming content to certain distributors under subscription video on-demand ("SVOD"), pay-per-view ("PPV") and electronic sell-through ("EST") arrangements. Under these arrangements, our performance obligation is a license of functional intellectual property that provides the distributor the right to use our programming as it exists at a point in time. The satisfaction of the Company’s performance obligation, and related recognition of revenue, occurs when the content is delivered to the licensee and the license period has begun.The Company’s performance obligation in a content license arrangement pertains to each distinct unit of content, which is generally each season of an episodic series. The Company typically delivers all episodes of a season for a series concurrently and the licensee’s rights to exploit the content is the same across all of the episodes.

Subscription fee revenue, page 7

2. We note your response to prior comment two. Please revise your disclosures to clarify your determination that your programming is functional intellectual property. Reference 606-10-50-12.

Company Response:
Beginning with the September 30, 2018 Quarterly Report on Form 10-Q, the Company will revise its disclosure to clarify that its programming is functional intellectual property. The Company will revise the disclosure as follows (changes marked in bold):

Subscription fee revenue: Subscription fees are earned from cable and other multichannel video programming distribution platforms, including direct broadcast satellite ("DBS"), platforms operated by telecommunications providers and virtual multichannel video programming distributors (collectively "distributors"), for the rights to use the Company's network programming under multi-year contracts, commonly referred to as "affiliation agreements." The Company's performance obligation under affiliation agreements is a license of functional intellectual property that is satisfied as the Company provides its programming over the term of the agreement. The transaction price is represented by subscription fees that are generally based upon (i) contractual rates applied to the number of the distributor's subscribers who receive or can receive our programming ("rate-per-subscriber"), or (ii) fixed contractual monthly fees ("fixed fee").

If you have any questions, please contact Christian Wymbs, Chief Accounting Officer, at 646-273-3571 or Sean Sullivan, Chief Financial Officer, at 646-393-8135.

Sincerely,

/s/ Sean S. Sullivan
Sean S. Sullivan
Executive Vice President and
Chief Financial Officer

/s/ Christian B. Wymbs
Christian B. Wymbs
Executive Vice President and
Chief Accounting Officer

cc:     Carlos Pacho
Inessa Kessman
(Securities and Exchange Commission)

Joshua W. Sapan, President and Chief Executive Officer
James G. Gallagher, Executive Vice President and General Counsel
(AMC Networks Inc.)

John P. Mead, Esq.
(Sullivan & Cromwell LLP)

Michael Percent
(KPMG LLP)